U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-36885

TANTECH HOLDINGS LTD

c/o Tantech Holdings (Lishui) Co., Ltd.

No. 10 Chen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323600

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Incorporation By Reference.

This report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on (1) Form S-8 (file No. 333-203387) filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 13, 2015, (2) Form S-8 (file No. 333-205821) filed with SEC on July 23, 2015, (3) Form F-3 (file No. 333-213240) filed with SEC on August 22, 2016, amended on September 2, 2016, September 12, 2016, February 9, 2017 and February 27, 2017 and declared effective on March 9, 2017, and (4) Form F-3 (file No. 333-248197) filed with SEC on August 20, 2020 and declared effective on August 31, 2020 (the “Shelf Registration Statement”).

Cautionary Note Regarding Forward-Looking Statements.

This report, including the exhibits included herein, may contain forward-looking statements.  The Company has based these forward-looking statements on its current expectations and projections about future events.  Its actual results may differ materially from those discussed herein, or implied by, these forward-looking statements.  Forward-looking statements are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “plan,” “project” and other similar expressions. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements included in this report are subject to significant risks and uncertainties, including but limited to: risks and uncertainties associated with the integration of the assets and operations the Company has acquired and may acquire in the future; its possible inability to raise or generate additional funds that will be necessary to continue and expand its operations; its potential lack of revenue growth and other factors detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond the Company’s control). The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Entry into a Material Definitive Agreement.

On November 20, 2020, Tantech Holdings Ltd, a British Virgin Islands corporation (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with several accredited investors (the “Investors”) providing for the issuance of (i) 6,060,608 common shares, par value $0.001 of the Company (the “Shares”), (ii) registered investor warrants, with a term of five years, exercisable immediately upon issuance, to purchase an aggregate of up to 2,754,820 common shares (the “Registered Investor Warrant Shares”) at an exercise price of $1.81 per share, subject to adjustments thereunder (the “Registered Investor Warrants”), and (iii) unregistered investor warrants, with a term of five years, to purchase an aggregate of up to 3,305,788 common shares (the “Unregistered Investor Warrant Shares”) at an exercise price of $1.81 per share, subject to adjustments thereunder (the “Unregistered Investor Warrants,” and with the “Registered Investor Warrants,” the “Investor Warrants”), which Unregistered Investor Warrants are immediately exercisable upon issuance and on a cashless basis if the Unregistered Investor Warrants have not been registered 60 calendar days (or, in the event of a “full review” by the SEC, 90 calendar days) after the date of issuance. The Shares, the Registered Investor Warrants, the Unregistered Investor Warrants, the Registered Investor Warrant Shares and the Unregistered Investor Warrant Shares are collectively referred to as the “Securities.” Pursuant to the Purchase Agreement, the Investors are purchasing the Securities for an aggregate purchase price of $10,000,003.20.

Pursuant to the Purchase Agreement, the Shares, the Registered Investor Warrants and the Registered Warrant Shares will be issued to the Investors in a registered direct offering (the “Registered Offering”) and registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a prospectus supplement to the Shelf Registration Statement. The Company expects to file the prospectus supplement for the Registered Offering on or about November 23, 2020.

Pursuant to the Purchase Agreement, the Company will issue the Unregistered Investor Warrants and the Unregistered Investor Warrant Shares to the Investors in a concurrent private placement pursuant to an exemption from the registration requirements pursuant to Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder (the “Private Placement,” and together with the Registered Offering, the “Offering”).

The Offering was conducted pursuant to a placement agency agreement, dated November 20, 2020 (the “Placement Agency Agreement”), between the Company and Univest Securities, LLC (the “Placement Agent”). The Placement Agent has agreed to use its “reasonable best efforts” to solicit offers to purchase the Shares and the Investor Warrants. The Placement Agent has no obligation to purchase any of the Securities or to arrange for the purchase or sale of any specific number or dollar amount of Securities. The Company has agreed to pay the Placement Agent a total cash fee equal to (a) six percent (6.0%) of the aggregate gross proceeds raised in this Offering if the Offering is less than $10 million; (b) seven percent (7.0%) of the aggregate gross proceeds raised in this Offering if the Offering is at least $10 million but less than $13 million and (c) seven and one-half percent (7.5%) of the aggregate gross proceeds raised in this Offering if the Offering is at least $13 million. Because the aggregate gross proceeds raised in the Offering is greater than $10 million, but less than $13 million , the Company will pay the Placement Agent a fee equal to 7% of the aggregate purchase price paid by Investors placed by the Placement Agent. The Company has also agreed to reimburse the Placement Agent for all travel and other out-of-pocket expenses, including the reasonable fees, costs and disbursements of its legal fees which shall be limited to, in the aggregate, $50,000. Additionally, the Company has agreed to issue to the Placement Agent warrants (the “Placement Agent Warrants”) for the purchase of a number of Common Shares equal to 6% of the aggregate number of shares sold to the Investors placed by the Placement Agent in this Offering, for an exercise price equal to 110% of the Share offering price in the Registered Offering, which Placement Agent Warrants have a term of three years and are first exercisable six months after the closing of the Offering. The Placement Agent Warrants will be on substantially the same terms as the Unregistered Investor Warrants, provided that the Placement Agent Warrants shall not bear any anti-dilution protections other than those customarily present in the event of stock splits, recapitalizations and similar events.

The Placement Agent has required that the officers, directors and 10% or greater shareholders of the Company enter into lock-up agreements (each a “Lock-Up Agreement”) pursuant to which these persons agree that, without the prior consent of the Placement Agent, they will not, for a period of 90 days following the closing of the Offering, subject to certain exceptions, offer, sell or otherwise dispose of or transfer any securities of the Company owned by them as of the date of the closing of the Offering or acquired during the lock-up period.

In connection with the Offering, the Company and the Investors have entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Company has agreed to file and maintain with the SEC a registration statement to register the Unregistered Investor Warrants within 30 calendar days following the date of issuance, and for the SEC to declare such registration statement effective within 60 calendar days following the date of issuance (or, in the event of a “full review” by the SEC, within 90 calendar days).

The Company expects the Offering to close on or about November 24, 2020, subject to the satisfaction of customary closing conditions in the Purchase Agreement. The Purchase Agreement contains customary representations, warranties and agreements of the Company and the Investors and customary indemnification rights and obligations of the parties thereto. The Investors had pre-existing relationships with the Placement Agent; the Company did not engage in general solicitation or advertising with regard to the issuance and sale of the Securities. The Investors represented that they are accredited investors and purchased the Securities for investment and not with a view to distribution.

The foregoing description of the Placement Agency Agreement, the Purchase Agreement, the Registration Rights Agreement, the Registered Investor Warrants, the Unregistered Investor Warrants, the Placement Agent Warrants and the Lock-up Agreements are qualified in their entirety by reference to the full text of such documents, the forms of which are attached as Exhibits 10.1, 10.2, 10.3, 4.1, 4.2, 4.3 and 4.4, respectively, to this report on Form 6-K, and which are incorporated herein in their entirety by reference. The Company is filing the opinion of its British Virgin Islands counsel, Campbells, relating to the legality of the issuance and sale of the Shares, the Investor Warrants, the Placement Agent Warrants and the shares underlying the Investor Warrants and the Placement Agent Warrants as Exhibit 5.1 hereto. Exhibit 5.1 is incorporated herein by reference and into the Shelf Registration Statement.

The prospectus supplement relating to the Registered Offering will be available on the SEC’s web site at http://www.sec.gov.

Other Events.

On November 20, 2020, the Company issued a press release announcing the Offering.  A copy of the press release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Financial Statements and Exhibits.

Exhibits.

Exhibit No.	Description
Exhibit 4.1	Form of Registered Investor Warrant
Exhibit 4.2	Form of Unregistered Investor Warrant
Exhibit 4.3	Form of Placement Agent Warrant
Exhibit 4.4	Form of Lock-up Agreement
Exhibit 5.1	Opinion of Campbells
Exhibit 10.1	Placement Agency Agreement, dated November 20, 2020, by and between the Company and Univest Securities, LLC
Exhibit 10.2	Securities Purchase Agreement, dated as of November 20, 2020, by and between the Company and the Investors
Exhibit 10.3	Registration Rights Agreement, dated as of November 20, 2020, by and between the Company and the Investors
Exhibit 23.1	Consent of Campbells (included in opinion of Campbells filed as Exhibit 5.1)
Exhibit 99.1	Press Release dated November 20, 2020

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TANTECH HOLDINGS LTD

By:	/s/ Wangfeng Yan
	Name:	Wangfeng Yan
	Title:	Chief Executive Officer

Dated: November 20, 2020